Exhibit 12.1

Griffin Industrial Realty, Inc.

Calculation of Ratios of Earnings to Fixed Charges

(in thousands, except ratios)

	For the three
	month period
	ended	The Company
	February 28,	For the Fiscal Year Ended November 30,
	2018	2017	2016	2015	2014	2013
Calculations of Earnings:
Income (loss) before tax provision from continuing operations	$(933)	$7,300	$1,311	$805	$(1,152)	$2,902
Add:
Fixed charges	1,584	5,850	4,828	4,462	4,134	3,927
Amortization of capitalized interest	26	106	93	75	62	55
Subtract:
Interest capitalized	(38)	(103)	(274)	(777)	(580)	(71)
Total earnings	$639	$13,153	$5,958	$4,565	$2,464	$6,813
Fixed charges:
Interest expensed	$1,532	$5,690	$4,545	$3,670	$3,529	$3,848
Interest capitalized	38	103	274	777	580	71
Estimate of interest within rental expense	14	57	9	15	25	8
Total fixed charges	$1,584	$5,850	$4,828	$4,462	$4,134	$3,927
Ratio of earnings to fixed charges	0.40 (1)	2.25	1.23	1.02	0.60 (1)	1.73

(1) Fixed charges exceeded earnings by approximately $1.7 million for the fiscal year ended November 30, 2014 and by approximately $0.9 million for the three months ended February 28, 2018.